Exhibit 4.3

SECOND AMENDMENT TO
SECURED PROMISSORY NOTE

This Second Amendment to Secured Promissory Note (“Amendment”) is made and entered into as of December 13, 2016, by and between CASI Pharmaceuticals, Inc. (the “Debtor”), and Talon Therapeutics, Inc. (the “Holder”).

BACKGROUND

WHEREAS, the Debtor and the Holder are parties to that certain Secured Promissory note, dated as of September 17, 2014 (the “Note”), and amended on September 28, 2015;

WHEREAS, the Debtor and the Holder desire to further amend the Note as set forth below;

WHEREAS, pursuant to paragraph 11 of the Note, the Note may be amended by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought; and

WHEREAS, the Debtor and the Holder represent all parties to the Note and agree to amend the Note as set forth below.

AGREEMENT

NOW, THEREFORE, intending to be legally bound hereby, the parties hereto agree as follows:

1.           Existing Definitions. All capitalized terms used and not otherwise defined herein shall have their respective meanings as set forth in the Note.

2.           Amendment. Paragraph 2 of the Note is hereby amended and restated in full as follows:

“ Interest Rate; Maturity Date. Interest shall accrue on the outstanding balance of the principal sum evidenced hereby at the rate of 0.50% per annum from the date hereof. Interest shall be payable in arrears to the Holder on the date that is twelve (12) months after the date of this Note. The entire unpaid principal balance of this Secured Promissory Note (the “Note”), together with all accrued but unpaid interest, shall be and become due and payable in full on the date that is forty-two (42) months after the date of this Note (the “Maturity Date”). Any amount of principal and/or interest hereon which is not paid when due, whether at stated maturity, by acceleration or otherwise, shall bear interest from the date when due until said principal and/or interest amount is paid in full, at the lesser of (a) an interest rate equal to two percent (2%) per annum in excess of the interest rate set forth above, and (b) the highest rate of interest allowable under applicable law.”

3.           No Other Amendments. Except for the amendment specified in Section 2 of this Amendment, this Amendment shall not be deemed to effect any amendment, modification or waiver of any provision of the Note.

4.           Governing Law. This Amendment is to be construed and governed by the Laws of the State of Delaware (without giving effect to principles of conflicts of laws).

5.           Counterparts. This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties, including delivery by facsimile or other electronic means, it being understood that all parties need not sign the same counterpart.

[signature pages follow]

IN WITNESS WHEREOF, each of the parties hereto has executed this Amendment as of the date first set forth above.

DEBTOR:

CASI PHARMACEUTICALS, INC.

By:	/s/ Ken K. Ren
Name: Title:	Ken K. Ren Chief Executive Officer

Signature page to Second Amendment to Promissory Note

IN WITNESS WHEREOF, each of the parties hereto has executed this Amendment as of the date first set forth above.

HOLDER:

TALON THERAPEUTICS, INC.

By:	/s/ Kurt A. Gustafson
Name: Title:	Kurt A. Gustafson Chief Financial Officer

Signature page to Second Amendment to Promissory Note